December 22, 2004

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, NW
Washington, D.C.  20549-0306

Attention: Mr. Todd Schiffman

         Re:   Valley Commerce Bancorp
               Registration Statement on Form SB-2
               File No. 333-118883

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned, on behalf of Valley Commerce Bancorp (the "Company"), respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 8:00 A.M., Washington, D.C. time, on Thursday, December 23, 2004, or as soon as practicable thereafter. In connection therewith, the Company hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as they relate to the public offering of the securities specified in the Registration Statement.

A similar request with respect to the acceleration of the effectiveness of the Registration Statement has been filed by Wedbush Morgan Securities Inc.

The Company acknowledges that its disclosures in the Registration Statement are the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the "Commission") that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
December 22, 2004
Page 2

Please be advised that in connection with the offering under the Registration Statement, the Company has effected approximately the following distribution of copies of the preliminary prospectus dated October 27, 2004.

       Wedbush-Morgan Securities (underwriter)                            700
       Registered shareholders of the Company                             400
       Brokers managing "street name" accounts                            200
       Prospective investors in the Visalia, California area              200

The Company has and will comply with Rule 15c2-8 under the Exchange Act.

Thank you for your assistance and cooperation in this matter.

                                    Very truly yours,

                                    VALLEY COMMERCE BANCORP


                                    By: /s/ Roy Estridge
                                        ----------------
                                            Roy Estridge
                                            Chief Financial Officer

cc:      Michael Clampitt
         Donald A. Gilles
         Thomas G. Reddy
         Francis W. Sarena